                                                                      EXHIBIT 12


Computation of Consolidated Ratios of Earnings to Fixed Charges

                                              Years ended December 31,
                                      2001     2000     1999     1998     1997
                                     ------   ------   ------   ------   ------
Excluding interest in deposits        4.15x    4.03x    5.62x    7.19x    8.40x
Including interest on deposits        1.90x    1.76x    1.89x    1.74x    1.70x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

                                                     Years ended December 31,
                                           2001      2000      1999      1998      1997
                                         --------  --------  --------  --------  --------
Income before income taxes               $199,355  $192,764  $187,075  $155,685  $149,171
                                         ========  ========  ========  ========  ========

Interest on deposits                      158,159   190,626   169,701   184,671   193,515

Borrowings and long-term debt              60,494    62,022    39,091    23,860    18,921

1/3 of net rental expense                   2,722     1,598     1,385     1,288     1,248
                                         --------  --------  --------  --------  --------

Total fixed charges, including
  interest on deposits                   $221,375  $254,246  $210,177  $209,819  $213,684
                                         ========  ========  ========  ========  ========

Total fixed charges, excluding
  interest on deposits                   $ 63,216  $ 63,620  $ 40,476  $ 25,148  $ 20,169
                                         ========  ========  ========  ========  ========